UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)    ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: March 29, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kopin Corporation (together with its subsidiaries, the “Company”)

Full Name of Registrant

N/A

Former Name of Registrant if Applicable

200 John Hancock Road

Address of Principal Executive Office (Street and Number)

Taunton, MA 02780

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has delayed the filing of its Form 10-Q for the quarter ended March 29, 2008 pending review of a recently filed request for arbitration made by a customer of the Company.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard Sneider	(508)	824-6696
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate or the results cannot be made.

In a press release issued by the Company on May 6, 2008, the Company reported that it expects to report revenues of $29.2 million for the quarter ended March 29, 2008, as compared to revenues of $18.1 million for the quarter ended March 31, 2007 and net income of $1.0 million for the quarter ended March 29, 2008, as compared to a net loss of $3.3 million for the quarter ended March 31, 2007.

This Report on Form 12b-25 contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including without limitation statements made relating to our belief that revenues and net income for the first quarter of fiscal year 2008 will be $29.2 million and $1.0 million, respectively. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, whether as a result of new information, future events or otherwise. Factors that could cause or contribute to such differences in outcomes and results include, but are not limited to, those discussed below in Item 1A and those set forth in our other periodic filings filed with the Securities and Exchange Commission.

KOPIN CORPORATION

(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 9, 2008	By:	s/ Richard Sneider
Richard Sneider Vice President and Chief Financial Officer